SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its Charter)

172 King Street East, 3rd Floor, Toronto, Ontario, Canada M5A 1J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)
Date: August 30, 2007
	By:	/s/ Rudi Fronk Name: Rudi Fronk Title: President and C.E.O

EXHIBITS

Exhibit 99.1
Press release issued August 28, 2007 in which the Registrant announced that assay results from the remaining 26 holes drilled in 2007 at its 100% owned Noche Buena project in Mexico have confirmed a previously unknown depth extension and new, mineralized structural offsets to the northeast and southwest of the deposit with grades and thicknesses similar to those of the existing resource.  These discoveries are expected to add to the project’s gold inventory. The Registrant also advises that its cash resources are held in treasury bills and short term federal agency paper guaranteed by the Government of Canada.

Exhibit 99.2	Letter from Registrant explaining correction in Press Release filed with Sedar August 28, 2007 at 8:00 am.

Exhibit 99.3
Press Release issued August 28, 2007 at 8:00 am that was subsequently corrected by release filed as Exhibit 99.1 of this Form 6-K, with explanation as to correction filed as Exhibit 99.2 of this Form 6-K.